UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 12, 2008

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell Announces Second Quarter 2008 Results
Total revenue and other operating income increased by 51% to €59.6 million, compared to €39.4 million in the second quarter of 2007.
Solid gross margins of 36% and significantly reduced net loss for the second quarter to €7.9 million compared to €18.2 million in Q207.

2008 full year guidance reiterated: total revenue and other operating income growth of 20% in constant currencies1; higher margins; positive cash flow.

Leiden, The Netherlands (August 12, 2008) – Dutch biopharma company Crucell N.V. (Euronext, Nasdaq: CRXL; Swiss Exchange: CRX) today announced its financial results for the second quarter of 2008, based on International Financial Reporting Standards (IFRS). These financial results are unaudited.

Highlights:

•	DSM Biologics and Crucell announced another breakthrough in the production of IgG antibodies using Crucell’s PER.C6® technology. By employing the PER.C6® human cell line and proprietary XD™ technology, a record yield of over 27 grams per liter has been achieved.

•	Product sales increased driven by continued growth of paediatric and travel vaccines; in particular Quinvaxem®, Epaxal® and Dukoral®.

•	Crucell’s rabies monoclonal antibody cocktail entered a second Phase II clinical trial in the Philippines in May 2008. Preliminary results of Crucell’s U.S. Phase II study are expected to be presented on October 1 at the 19th annual RITA meeting in Atlanta.

•	Crucell announced three non-exclusive STAR® research license agreements; with Bioceros, covering the production of monoclonal antibodies; with Celltrion, Inc. for the manufacturing of biopharmaceuticals and with Toyobo Gene Analysis Co. LTD. for the production of recombinant proteins for third-party customers.

•	DSM Biologics and Crucell announced to have entered into an agreement with Avid Bioservices to join their Vendor Network.

•	Crucell’s operational excellence program “Healthy Ambition” is being rolled out at full steam. Target savings of €30 million by the end of 2009.

•	Initial net cost savings of €3 million expected in the second half of 2008.

•	Crucell’s shareholders appointed Mr. Steve Davis as member of the Supervisory Board at the Annual Meeting for Shareholders, held in May. Dr. Cees de Jong was appointed as a member of the Board of Management for a term of four years.

1 Constant currencies = Weighted average EUR/USD rate of 1.38 in 2007.

Financial Highlights:

•	Combined total revenue and other operating income for the quarter of €59.6 million compared to €39.4 in the same quarter of 2007. The increase of 51% (63% in constant currencies) was driven by strong sales of paediatric vaccines, in particular by Quinvaxem®, higher sales of travel vaccines as well as higher license fees.

•	Increase of license revenues driven by milestone payments as a result of the start of two phase II clinical studies of Crucell’s rabies monoclonal antibody cocktail.

•	Gross margins of 36% compared to 39% in the second quarter of 2007 due to a variation in the product mix in this quarter. Gross margins in the second half of 2008 are expected to be positively influenced by the seasonality of our flu product (Inflexal® V) in particular.

•	Net loss in the second quarter of 2008 narrowed by 57% to €7.9 million versus a net loss of €18.2 million in the same quarter of 2007.

•	Cash and cash equivalents at the end of the second quarter amounted to €106.9 million versus €163.2 million at year-end 2007. Deterioration of cash flow and working capital in the second quarter of 2008 was due to the seasonality of our business, in which we build inventory in the first half of the year to sell our products in the second half of the year. Full year expectations of positive cash flow are reiterated.

•	Net cash used in operating activities in the second quarter of 2008 was €18.0 million compared to net cash used in operating activities of €10.2 million in the same quarter of 2007.

Key Figures Q2 2008:
(€ million, except net loss per share)

Second Quarter				Six months ended June 30

2008	2007	Change		2008	2007	Change

			Total revenues and
			other operating
59.6	39.4	51%	income	107.5	74.6	44%

(7.9)	(18.2)	(57%)	Net loss	(16.9)	(36.7)	(54%)
			Net loss per share
(0.12)	(0.28)		(basic and diluted)	(0.26)	(0.57)
			Cash & cash equiv.:
			- June 30, 2008	106.9
			- Dec 31, 2007	163.2

Crucell’s Chief Executive Officer Ronald Brus said:

“In the second quarter of 2008 we saw strong growth of our paediatric vaccines, driven by Quinvaxem®. This innovative, fully-liquid pentavalent vaccine was described by the World Health Organization (WHO) as ‘one of the most advanced immunization products available, enabling countries to make a large stride towards their health targets’. We are very proud to have this product in Crucell’s paediatric portfolio and expect to see continued growth going forward.”

“Our travel and endemic vaccines, in particular Epaxal® and Dukoral®, also showed solid growth compared to the second quarter of 2007. We will continue to go after untapped markets, amongst others in the U.S., to expand our geographical presence of our travel and endemic vaccines.”

“Together with DSM Biologics we achieved another breakthrough in the production of IgG antibodies using Crucell’s PER.C6® technology. A record yield of over 27 grams per liter was achieved, which surpasses all other production systems currently available in the market.”

“We are rolling out our operational excellence program Healthy Ambition at full steam. As an integral part of our growth strategy, Healthy Ambition’s goal is to improve overall business performance and reduce costs with 15% by the end of 2009 resulting in an overall run-rate of €30 million savings.”

“In the first half of the year we also started two Phase II clinical studies (in the U.S and in the Philippines) for our Rabies Monoclonal Antibody Cocktail, a collaboration with sanofi pasteur using Crucell's PER.C6® technology. The Rabies Monoclonal Antibody Cocktail is to be used in combination with rabies vaccines for post-exposure prophylaxis against this fatal disease. Preliminary results of our U.S. study are expected to be presented in the U.S. on October 1 at the 19th annual RITA meeting in Atlanta.”

“Based on our second quarter results we reiterate our guidance of combined total revenue and total other operating income for the full year 2008 to grow by 20%2. We further expect higher margins and positive cash flow.”

2 Constant currencies = Weighted average EUR/USD rate of 1.38 in 2007.

Product and Business Update:

Product Update
Product sales for the second quarter of 2008 amounted to €48.4 million and represent sales of paediatric vaccines (56%), travel & endemic vaccines (29%) and other products (15%).

Paediatric
In the second quarter of 2008 we saw good growth of our paediatric vaccines, mainly driven by Quinvaxem®.

•	Quinvaxem®: Fully liquid pentavalent vaccine against five important childhood diseases.
•	Hepavax-Gene®: Recombinant vaccine against hepatitis B.
•	Epaxal® Junior: Paediatric dose (0.25mL) of Epaxal® - the only aluminum-free vaccine for children against hepatitis A. The product is currently under registration in selected countries worldwide. Sales in South America have started and European launch is being planned.
•	MoRu-Viraten®: Vaccine for protection against measles and rubella (for all age groups).

Travel and Endemic
The second quarter of 2008 showed continued growth of our travel and endemic portfolio, where Epaxal® and Dukoral® in particular showed growth compared to the second quarter of 2007. We continue to see significant untapped demand and geographical expansion potential of our travel portfolio.

•	Epaxal®: The only aluminium-free vaccine against hepatitis A.
•	Vivotif®: The only oral vaccine against typhoid fever.
•	Dukoral®: The only oral vaccine against diarrhea caused by cholera and ETEC (enterotoxigenic E.coli).

Respiratory
•	Inflexal® V: A virosomal adjuvanted vaccine against influenza (for all age groups). Due to the seasonality of the product, we build inventory in the first half of the year to sell the respiratory products in the second half of the year.

Pipeline Update
•	Flavimun® - Live Attenuated Yellow Fever Vaccine: Crucell’s management expects the registration submission of the Yellow Fever vaccine in Switzerland before the end of 2008.

•	Influenza - Seasonal Flu Vaccine (FluCell collaboration with sanofi pasteur): The seasonal influenza vaccine developed by Crucell’s partner sanofi pasteur, using PER.C6® technology. Phase II testing of the cell based influenza vaccine was initiated in the U.S. in November 2007. Phase II trials involving healthy adult volunteers in the U.S. focus on the safety profile and immunogenicity of the cell-based vaccine.

•	Influenza - H9N2 Pandemic Flu Vaccine: Completed in July 2008. Phase I and II studies were carried out and no serious adverse side effects were reported. In the H9N2 trial Crucell’s licensed vaccine method, i.e. a virosomal vaccine was compared to methods less suitable for seasonal vaccine production. As expected the immune response to the unlicensed whole virus vaccine, in particular when adjuvanted with aluminium, appeared to be the most suitable way to induce immunity against a pandemic H9N2 influenza strain and possibly H5N1 strains. Results from this trial showed that subjects who were vaccinated with the virosomal vaccine less frequently reported pain as compared to subjects who were vaccinated with whole virus (with or without adjuvation). We have recently shown (Radosevic et al., Vaccine 2008; 26: 3640-46) that our licensed strategy for seasonal influenza vaccination could also be used for pandemic influenza strains when the immune response was enhanced by additional adjuvants. Within the PanFluVac EU consortium this approach will be tested for a virosomal H5N1 vaccine in humans in 2009.

•	Rabies Human Monoclonal Antibody Cocktail: Crucell’s rabies monoclonal antibody cocktail, a collaboration with sanofi pasteur using Crucell’s PER.C6® manufacturing technology, has entered two Phase II clinical trials (in the US and in the Philippines). The start of these Phase II studies triggered the first milestone payments of a total of up to €66.5 million. This antibody cocktail is to be used in combination with a rabies vaccine for post-exposure prophylaxis against this fatal disease. Based on promising Phase I data in 2007, showing no serious adverse effects and well tolerated treatment, Crucell was granted a Fast Track designation by the FDA Department of Health and Human Services. Crucell will be responsible for the manufacturing of the final product and has retained exclusive distribution rights in Europe, co-exclusive distribution rights in China and the rights to sell to supranational organizations such as UNICEF. Preliminary results of our U.S. study are expected to be presented in the U.S. on October 1 at the 19th annual RITA meeting in Atlanta, at the Centers of Disease Control and Prevention.

•	Malaria Vaccine based on AdVac®/PER.C6® Technology: Crucell and its partner, the National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH), are conducting a Phase I trial in the U.S. The study is being carried out on two sites, VanderBilt and Stanford University. The first three cohorts, comprising of 18, 17 and 18 volunteers respectively, have been enrolled. Enrollment for the fourth and final group of volunteers is expected to start soon. Initial findings of this Phase I trial are expected to be available in 2008.

•	Tuberculosis Vaccine based on AdVac®/PER.C6® Technology: The development of this vaccine is being carried out in collaboration with the Aeras Global TB Vaccine Foundation. A US Phase I trial (in BCG naïve individuals) has been completed, indicating that the vaccine candidate is safe in healthy adults in the US. The results of a second study which took place in South Africa, launched in May 2007, were presented in April at the 'Tuberculosis Vaccines for the World' conference in Atlanta. Preliminary data show encouraging results, whereby CD8 immune responses are considerably higher than previously ever seen in a tuberculosis vaccine study. A third phase I study in healthy adults in St. Louis, US was launched in December 2007 and focuses on the immunogenicity and safety of two AERAS-402/Crucell Ad35 boost doses administered at three to six month intervals after BCG priming in healthy adults.

•	Ebola Vaccine based on AdVac®/PER.C6® Technology: For the Phase I study for the Ebola vaccine, which Crucell is developing in partnership with the Vaccine Research Center (VRC) of the National Institute of Allergy and Infectious Diseases (NIAID), two groups of 16 volunteers have been enrolled and vaccinated. The clinical data is still blinded, however initial indications suggest that the vaccine is safe at the tested doses and appears to be immunogenic in a subset of subjects.

•	Blood Coagulation Factor VL/C: Preclinical work on this program continues but conclusive proof of concept is not expected in the near future.

•	HIV Vaccine based on AdVac®/PER.C6® Technology: The Investigational New Drug Application (IND) for Phase I of the trial with Harvard Medical School (supported by the NIH) was approved by the FDA in January 2008. In April, Crucell announced that the novel recombinant vaccine (using the adenovirus serotype 26 (rAd26) as vector), which is jointly developed with the Beth Israel Deaconess Medical Center (BIDMC), has gone into a Phase I clinical study to test a new HIV vaccine. The rAd26 vector is specifically designed to avoid the pre-existing immunity to the more commonly used adenovirus serotype 5 (Ad5). The phase I clinical study is being conducted at the Brigham and Women's Hospital (BWH) in Boston and is focused on assessing the safety and immunogenicity of the vaccine. The study involves 48 healthy volunteers.

•	H5N1 - Human Monoclonal Antibodies against Flu: Crucell’s scientists discovered a set of 21 human monoclonal antibodies that provides immediate protection and neutralizes the broadest range of H5N1 strains in preclinical models. These were found to be able to neutralize the H5N1 virus of avian influenza, which currently presents a global threat. The most potent of the antibodies was shown to neutralize the broadest range of H5N1 strains that have emerged between 1997 and 2004. This antibody prevents flu, in pre-clinical models, when given twenty four hours before a challenge with a lethal dose of the pathogenic H5N1 virus. When given three days after infection, it also was shown to prevent death and cure the disease. Therefore this antibody may provide a powerful tool in pandemic preparedness.

Healthy Ambition:

•	After a phase of thorough analysis and business process redesign, the operational excellence program Healthy Ambition is now being rolled out into Crucell. Important elements of the program are: product portfolio optimization, process and infrastructure optimization, network rationalization and further integration and streamlining of various functions. Target savings of €30 million are expected to be achieved by the end of 2009. In the second half of 2008 net savings of €3 million are expected.

PER.C6® technology platform:

•	DSM Biologics and Crucell announced another breakthrough in the production of IgG antibodies using Crucell’s PER.C6® technology. By employing the PER.C6® human cell line and proprietary XD™ technology, a record yield of over 27 grams per liter has been achieved. In March 2008 a yield of 15 grams per liter was reported.

This milestone is the new manufacturing paradigm for mammalian cell culture to produce protein products effectively, where the industry has struggled to date with low yields and unstable platforms. This record surpasses all other production systems including those previously set by PER.C6® technology itself.

Licensing Agreements:

•	Crucell announced a non-exclusive STAR® research license agreement with Bioceros. The license agreement covers the production of monoclonal antibodies. Financial details of the agreement were not disclosed.

•	Crucell announced a non-exclusive STAR® research license agreement with Celltrion, Inc. for the production of recombinant proteins. Under the agreement, Celltrion will evaluate Crucell's STAR® technology for generating cell lines for the manufacturing of biopharmaceuticals. Financial details of the agreement were not disclosed.

•	Crucell announced a non-exclusive STAR® research license agreement with Toyobo Gene Analysis Co. LTD. Under the agreement, Toyobo Gene Analysis will evaluate Crucell's STAR® technology for generating cell lines for the production of recombinant proteins for third-party customers. Financial details of the agreement were not disclosed.

Vendor Network:

•	DSM Biologics and Crucell announced to have entered into an agreement with Avid Bioservices, Inc. of Tustin, California to join their Vendor Network. Under the terms of the agreement, Avid will be a pre-approved contract manufacturer for licensees of the PER.C6® cell line located in the western U.S. Avid is the first U.S.-based contract manufacturer to be awarded this status.

Appointments:

•	Crucell’s Annual General Meeting of Shareholders (AGM), held in Leiden on May 30th, approved the resignation of Mr. Dominik Koechlin as a member of the Supervisory Board. In addition Mr. Steve Davis was appointed as member of the Supervisory Board for a term of four years, until 2012.

•	As member of the Board of Management the shareholders appointed Dr. Cees de Jong for a term of four years. The other members of the Board of Management, Dr. Ronald Brus, Mr. Leonard Kruimer and Dr. Jaap Goudsmit were re-appointed for a term of four years by Crucell’s shareholders.

Patents:

In Q2 2008 Crucell received a total of 25 granted patents, including patents for:
•	Methods for producing multiple proteins or multimeric proteins using STAR® technology, in Australia and the U.S.
•	Methods of producing particular antibody fragments in PER.C6® cells, in Europe.
•	Improved methods for the production of viruses using PER.C6® cells, in Australia.
•	Adenoviral vector based malaria vaccines, in the U.S.

Financial Review

Total Revenue and Other Operating Income
Total revenue and other operating income was €59.6 million for the second quarter of 2008, an increase of 51% compared to the same quarter of 2007 (63% in constant currencies). The increase was driven by continued strong sales of paediatric and travel vaccines as well as higher license fees.

Increase of license revenues was driven by milestone payments as a result of the start of two Phase II clinical studies of our Rabies program.

Product sales for the second quarter amounted to €48.4 million and represent sales of paediatric vaccines (56%), travel vaccines (29%) and other products (15%).

License revenues were €5.5 million in the second quarter, an increase of €4.0 million compared to the same quarter of 2007. License revenues consist of initial payments from new contracts as well as milestones and other payments on existing contracts.

Service fees for the quarter were €2.3 million, compared to €3.2 million last year. Service fees represent revenue for product development activities performed under contracts with partners and licensees.

Total other operating income was €3.4 million for the quarter, compared to €2.4 million in the second quarter of 2007.

Cost of Goods Sold
Cost of goods sold for the second quarter of 2008 amounted to €35.8 million, €34.0 million of which represents product costs and the remainder of €1.7 million the cost of service and license activities.

Gross operating margins of 36% compared to 39% in the second quarter of 2007 due to a variation in the product mix in this quarter. Gross margins in the second half of 2008 are expected to be positively influenced by the seasonality of our flu product (Inflexal® V) in particular.

Expenses
Total expenses consist of research and development (R&D) expenses, marketing and sales (M&S) and general and administrative (G&A) expenses. Total expenses for the period were €33.5 million for the second quarter, representing a €1.7 million decrease over the same period in 2007.

R&D expenses for the second quarter amounted to €17.6 million, which represents a €0.8 million increase versus the second quarter of 2007. The increase can be attributed to the timing of specific R&D expenses during the year. Overall R&D spending for the full year is expected to be around €70 million.

M&S expenses for the quarter were €8.1 million, which represents a €1.3 million decrease versus the second quarter of 2007. This decrease was due to higher one-off expenses in the same quarter last year.

G&A expenses for the second quarter of 2008 were €7.8 million and represent a decrease of €1.2 million over the same quarter in 2007, which include costs related to the ‘Healthy Ambition’ program.

Net financial income in the second quarter of €2.3 million was the result of foreign exchange gains mainly caused by the strengthening of the Swiss Franc against the Euro.

Net Loss
The Company reported a net loss of €7.9 million for the second quarter of 2008 compared to €18.2 million in the same period of 2007. This amounted to €0.12 net loss per share, compared to a net loss per share of €0.28 in the second quarter of 2007.

Balance Sheet
Tangible fixed assets amounted to €148.5 million on June 30, 2008. Intangible assets represent assets acquired in acquisitions and amounted to €84.0 million. This figure represents acquired in-process research and development; developed technology; patents and trademarks; and value of customer and supplier relationships.

Investments in associates and joint ventures amount to €8.7 million and mainly represent investments in AdImmune and PERCIVIA. The Company's investment in Galapagos NV is classified under available-for-sale investments.

Total equity on June 30, 2008 amounted to €413.3 million. A total of 65.7 million ordinary shares were issued and outstanding on June 30, 2008.

Cash Flow and Cash Position
Cash and cash equivalents decreased by €15.0 million in the second quarter to €106.9 million.

Reduction of cash flow in the second quarter was due to the seasonality of our business, in which we build inventory in the first half of the year to sell our products in the second half of the year.

Net cash used in operating activities in the second quarter of 2008 was €18.0 million. Overall investments in net working capital increased mainly due inventory build-up in preparation for the flu season as well as accounts receivable.

In the second quarter net cash from investing activities amounted to €1.3 million. In the quarter net cash from financing activities amounted to €2.5 million.

Outlook 2008:
Crucell expects combined full year 2008 total revenue and total other operating income to grow by 20% in constant currencies3. The Company expects higher margins compared to 2007 and positive cash flow.

Phasing in 2008:
We expect revenues and operating income to be phased throughout 2008 like in 2007. As expected, cash flow and working capital deteriorated significantly in the first half of 2008 due to the seasonality of our business in which we build inventory in the first half of the year to sell our products in the second half. We expect the negative cash flow in the first nine months to reverse in the final quarter of 2008, to end the year with a positive cash flow.

3 Constant currencies = Weighted average EUR/USD rate of 1.38 in 2007.

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on May 7, 2008, and the section entitled “Risk Factors”. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

Conference Call and Webcast
At 14:00 Central European Time (CET), Crucell’s management will conduct a conference call, which will also be webcast. To participate in the conference call, please call one of the following telephone numbers 10 minutes prior to the event:

+44 203 023 4471 for the UK;
+1 646 843 4608 for the US; and
+3120 794 8426 for the Netherlands

Following a presentation of the results, the lines will be opened for a question and answer session.

The live audio webcast can be accessed via the homepage of Crucell's website at www.crucell.com and will be archived and available for replay following the event.

About Crucell
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharma company focused on research, development, production and marketing of vaccines, proteins and antibodies that prevent and treat primarily infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi-aventis, Novartis, Wyeth and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

Financial Calendar:
11 November 2008	Q3 Results 2008
17 February 2009	Q4 Results 2008

For further information please contact:

Crucell N.V.
Oya Yavuz
Director Corporate Communications & Investor Relations
Tel. +31-(0)71-519 7064
ir@crucell.com
www.crucell.com

CONSOLIDATED STATEMENTS OF OPERATIONS

in EUR '000 (except per share data)
	6 months ended		Second Quarter
	June 30,

	2008	2007	2008	2007
	unaudited	unaudited	unaudited	unaudited

Product sales	83,910	58,876	48,367	32,234
License revenues	10,755	4,266	5,534	1,530
Service fees	4,302	5,330	2,287	3,216

Total revenue	98,967	68,472	56,188	36,980

Cost of product sales	-58,760	-43,187	-34,014	-20,901
Cost of service fees	-2,603	-3,532	-1,738	-1,696

Total cost of goods sold	-61,363	-46,719	-35,752	-22,597

Gross margin	37,604	21,753	20,436	14,383

Government grants	2,103	4,605	175	2,098
Other income	6,458	1,517	3,245	298

Total other operating income	8,561	6,122	3,420	2,396

Research and development	-33,455	-33,388	-17,626	-16,802
Selling, general and administrative	-31,240	-32,789	-15,883	-18,441
Reversal of impairment	5,153	0	0	0

Total other operating expenses	-59,542	-66,177	-33,509	-35,243

Operating loss	-13,377	-38,302	-9,653	-18,464

Financial income & expenses	-2,093	2,013	2,297	1,262
Results investments non-consolidated companies	-183	-527	-66	-51

Loss before tax	-15,653	-36,816	-7,422	-17,253

Income tax	-1,239	134	-464	-924

Loss for the period	-16,892	-36,682	-7,886	-18,177

Attributable to:
Equity holders of the parent	-16,892	-36,682	-7,886	-18,177
Minority interest	0	0	0	0

	-16,892	-36,682	-7,886	-18,177

Net loss per share - basic and diluted	-0.26	-0.57	-0.12	-0.28
Weighted average shares outstanding - basic and diluted	65,478	64,921	65,569	65,010

CONSOLIDATED BALANCE SHEETS

in EUR '000
	June 30	March 31	December 31

	2008	2008	2007
	unaudited	unaudited	audited

ASSETS
Non-current assets
Plant and equipment, net	148,537	152,088	145,525
Intangible assets	83,967	89,911	94,045
Goodwill	44,155	45,175	44,377
Investments in associates and joint ventures	8,691	8,890	9,070
Net pension asset	2,556	2,616	2,479
Available-for-sale investments	6,227	7,396	10,009
Other financial assets	13,464	16,408	16,153

	307,597	322,484	321,658

Current assets
Cash and cash equivalents	106,883	121,863	163,248
Financial assets, short-term	190	0	0
Trade accounts receivables	42,977	38,830	47,563
Inventories	88,387	76,585	67,233
Other current assets	24,512	23,797	25,218

	262,949	261,075	303,262

TOTAL ASSETS	570,546	583,559	624,920

LIABILITIES AND EQUITY
Equity attributable to equity holders of the parent
Share capital	15,762	15,701	15,685
Other reserves	744,125	742,320	743,918
Translation reserve	-35,854	-26,220	-28,542
Accumulated deficit	-310,711	-302,825	-293,819

Total equity	413,322	428,976	437,242

Non-current liabilities
Long-term financial liabilities	26,366	26,833	28,030
Long-term provisions	4,392	4,605	4,573
Deferred tax liabilities	27,852	28,625	28,210
Other non-current liabilities	10,094	11,967	12,123

	68,704	72,030	72,936

Current liabilities
Accounts payable	41,667	35,311	50,970
Short-term financial liabilities	17,383	18,108	24,765
Other current liabilities	28,261	28,083	37,897
Tax payable	728	349	349
Short-term provisions	481	702	761

	88,520	82,553	114,742

Total liabilities	157,224	154,583	187,678

TOTAL LIABILITIES AND SHAREHOLDER's EQUITY	570,546	583,559	624,920

CONSOLIDATED STATEMENTS OF CASH FLOW

in EUR '000
	6 months ended		Second Quarter
	June 30,

	2008	2007	2008	2007
	unaudited	unaudited	unaudited	unaudited

Cash flows from/(used in) operating activities
Loss for the period	-16,892	-36,682	-7,886	-18,177

Reversal of non-cash items
Tax	1,239	-134	464	924
Results investments non-consolidated companies	191	527	72	51
Financial income and expenses	2,093	-2,013	-3,102	-1,262
Depreciation	7,375	6,826	4,187	3,475
Amortization	5,847	6,119	2,893	3,025
Reversal of Impairment	-5,153	0	0	0
Fair value write-down on Inventory	585	3,598	156	765
Change in long-term liabilities and provisions	-2,174	-184	-1,837	-321
Gain on disposal of non-current assets	-83	-68	-83	-52
Stock based compensation	2,403	3,390	1,258	2,074

	-4,569	-18,621	-3,878	-9,498
Change in net working capital
Trade accounts receivable	3,036	29,865	-6,074	4,726
Inventories	-28,486	-16,174	-14,987	-10,289
Other current assets	-3,173	2,823	11	4,492
Trade accounts payable	-6,442	-8,562	7,614	2,265
Other current liabilities	-10,983	-8,690	220	360
Short-term provisions	-183	-1,162	-144	-1,230
Interest paid	-561	-1,330	-269	-731
Income taxes paid	-250	-844	-123	-865
Payments out of provisions	-333	-1,106	-324	556

Net cash from/(used in) operating activities	-51,944	-23,801	-17,954	-10,214

Cash flows from/(used in) investing activities
Purchase of property, plant and equipment	-6,346	-8,482	-3,228	-4,277
Proceeds from sale of equipment	56	90	12	-71
Proceeds from disposal of intangible assets	0	11	0	0
Proceeds from financial assets	3,936	659	3,131	454
Interest received	2,302	3,036	1,347	1,621

Net cash from/(used in) investing activities	-52	-4,686	1,262	-2,273

Cash flows from/(used in) financing activities
Proceeds from issue of share capital	1,907	1,390	1,903	652
Proceeds from financial liabilities	13,302	2,293	13,302	2,246
Repayment of financial liabilities	-19,279	-748	-12,707	-51

Net cash from (used in) financing activities	-4,070	2,935	2,498	2,847
Effects of exchange rate on cash and cash equivalents	-299	-1,475	-786	-654

Net increase/(decrease) in cash and cash equivalents	-56,365	-27,027	-14,980	-10,294
Cash and cash equivalents at beginning of period	163,248	157,837	121,863	141,104

Cash and cash equivalents at end of period	106,883	130,810	106,883	130,810

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
August 12, 2008 (Date)	/s/ OYA YAVUZ Oya Yavuz Director of Investor Relations